FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 07, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Subscriber Growth Numbers for June 2004

Moscow, Russian Federation – July 7, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that its consolidated subscriber base reached 22.78 million users on June 30, 2004.

During June 2004, MTS’ consolidated subscriber base on a net basis increased by 1.49 million subscribers, of which 270,000 were added in Moscow and the Moscow region.

Commenting on the results, MTS’ Vice President, Mikhail Susov, said: “The growth rate of mobile communications in Russia is impressive. In particular, growth in the Moscow mobile phone market, which is the most developed and competitive market in Russia, did not slow down this month despite the start of the summer season. MTS was the main driving force behind this growth with, once again, record new additions. Furthermore, the growth rate in neighboring countries, such as Ukraine and Belarus, is exceptionally high.”

At the end of June 2004 MTS completed its acquisition of the remaining 50% stake in Primtelefon. As the result of this transaction, MTS’ consolidated subscriber base grew by more than 215,000 thousand in the Far East and Siberia.

	June 30, 2004	May 31, 2004	Growth		June 30, 2003	Growth
			Subs	%		Subs	%
Total consolidated subscribers, end of period (mln)	22.78	21.29	1.49	7.0%	11.34	11.44	100.8%
Russia (mln)	18.14	16.93	1.21	7.2%	9.32	8.82	94.7%
Moscow and the Moscow region (mln)	6.12	5.85	0.27	4.6%	4.13	1.99	48.1%
St. Petersburg and the Leningrad region (mln)	1.46	1.39	0.07	5.0%	0.94	0.52	55.1%
Rest of Russia (mln)	10.56	9.69	0.87	9.0%	4.25	6.32	148.9%
Ukraine (mln)	4.63	4.36	0.28	6.4%	2.02	2.61	129.1%
Unconsolidated subsidiaries in Russia (1) (thousand)	11.5	200.4	—	—	—	—	—
MTS Belarus (2) (thousand)	744.7	689.0	55.71	8.1%	170.2	574.51	337.6%

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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(1) MTS owns 50% stakes in Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(2) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 22.8 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: July 07, 2004